SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of JULY, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR BUYS 10 MORE BOEING 737-800s VALUED AT $700M


Ryanair, Europe's favourite international airline today (Monday, 3rd July 2006) announced that it has bought ten more Boeing 737-800s for delivery in 2008.

The ten aircraft will enter the Ryanair fleet in March (3), April (4) and June
(3) of 2008 and will increase the total number of firm orders made by Ryanair for Boeing 737-800 aircraft to 249.

Announcing the fleet expansion, Howard Millar, Ryanair's Chief Financial Officer and Deputy CEO said:

        "These 10 new aircraft will allow Ryanair to launch even more low fare routes to new destinations in 2008. Ryanair's no fuel surcharge guarantee is widening the gap between our low fares and the high prices of our fuel surcharging competitors. This is driving demand and attracting millions of additional passengers to Ryanair.

        "Ryanair is proud to be working with Boeing to deliver this growth. The outstanding reliability and lowest operating costs of Boeing's 737-800 aircraft lie at the heart of Ryanair's ability to deliver the lowest fares and best punctuality to our passengers".

Editor's Note:

Ryanair operates a current fleet of 107 Boeing 737-800's and over the next 6 years it will buy 142 more 737-800 aircraft from Boeing. Ryanair also has options for a further 169 aircraft between 2008 and 2014.

+----------------------------------------------------------------------+
|                    RYANAIR'S BOEING 737-800 FLEET                    |
+-------------------------------------------------------------+--------+
| Current fleet no.s                                          | 107    |
+-------------------------------------------------------------+--------+
| Firm deliveries (2006 - 2012)                               | 142    |
+-------------------------------------------------------------+--------+
| Total fleet at 2012                                         | 249    |
+-------------------------------------------------------------+--------+

Ends.                                              Monday, 3rd July 2006

For further information:

Peter Sherrard - Ryanair           Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 July 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director